Exhibit 8.1

August 4, 2017

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

1906 Towne Centre Blvd.

Annapolis, Maryland 21401

Re:    REIT Qualification of Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Ladies and Gentlemen:

We have acted as counsel to Hannon Armstrong Sustainable Infrastructure Capital, Inc., a Maryland corporation (the “Company”), in connection with the Company’s filing of Post-Effective Amendment No. 1 to a shelf registration statement on Form S-3 (No. 333- 215229) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, as of the date hereof. Except as otherwise indicated, capitalized terms used in this opinion letter have the meanings given to them in the Registration Statement.

In rendering the opinions expressed herein, we have examined and, with your permission, relied on the following items:

1.	the Articles of Amendment and Restatement of the Company;

2.	the bylaws of the Company;

3.	a Certificate of Representations, (the “Certificate of Representations”) dated as of the date hereof, provided to us by the Company;

4.	the Registration Statement;

5.	the private letter ruling issued by the Internal Revenue Service (the “IRS”) to the Company dated July 30, 2012 and released on June 7, 2013 (the “Ruling”); and

6.	such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinions referred to in this letter.

In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents and have not been subsequently amended, (ii) the signatures of each original document are genuine, (iii) all factual representations and statements set forth in such documents are true and correct, (iv) all obligations imposed by any such documents on the parties thereto have been performed or satisfied in accordance with their terms, and (v) the Company at all times will operate in accordance with the method of operation described in its organizational documents, the Registration Statement and the Certificate of Representations. As of the date hereof, we are not aware of any facts inconsistent with the statements in the organizational documents, the Registration Statement or the Certificate of Representations.

For purposes of rendering the opinions stated below, we have assumed, with your consent, the accuracy of the factual representations contained in the Certificate of Representations provided to us by the Company, and that each such representation contained in such Certificate of Representations to the best of the Company’s knowledge or belief is accurate and complete without regard to such qualification as to the best of such entity’s knowledge or belief. These representations generally relate to the organization and proposed method of operation of the Company.

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Based upon, subject to, and limited by the assumptions and qualifications set forth herein, including, without limitation, the discussion in the paragraphs below, we are of the opinion that:

1.	Commencing with its taxable year ended December 31, 2013, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and its current and proposed method of operation as described in the Registration Statement and as set forth in the Certificate of Representations will enable the Company to continue to meet the requirements for qualification and taxation as a REIT under the Code; and

2.	The statements in the Registration Statement under the caption “U.S. Federal Income Tax Considerations,” to the extent they purport to summarize or describe matters of law and legal conclusions, are correct in all material respects.

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the IRS (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In connection with such opinions, we note that a significant portion of the Company’s assets consist of financing receivables that are secured by liens on structural improvements installed in buildings, and a significant portion of the Company’s taxable income is interest income earned with respect to such financing receivables. On August 30, 2016, the Treasury Department and the IRS issued final regulations defining “real property” for purposes of the REIT asset tests (the “Real Property Regulations”). The Real Property Regulations apply to the Company with respect to its taxable years beginning after December 31, 2016. Among other things, the Real Property Regulations provide that an obligation secured by a structural component of a building or other inherently permanent structure qualifies as a real estate asset for REIT qualification purposes only if such obligation is also secured by a real property interest in the inherently permanent structure served by the structural component. The structural improvements securing the Company’s financing receivables generally qualify as “fixtures” under local real property law, as well as under the Uniform Commercial Code (the “UCC”), which governs rights and obligations of parties in secured transactions. Although not controlling for REIT purposes, the general rule in the United States is that once improvements are permanently installed in real properties, such improvements become fixtures and thus take on the character of and are considered to be real property for certain state and local law purposes. In general, in the United States, laws governing fixtures, including the UCC and real property law, afford lenders who have secured their financings with security interests in fixtures with rights that extend not just to the fixtures that secure their financings, but also to the real properties in which such fixtures have been installed. By way of example only, Section 9-604(b) of the UCC, which has been adopted in all but two states in the United States, permits a lender secured by fixtures, upon a default, to enforce its rights under the UCC or under applicable real property laws. Although there is limited authority directly on point, given the nature of, and the extent to which the structural improvements securing the Company’s financing receivables are integrated into and serve the related buildings, our opinion is based on our conclusion that the better view is that the nature and scope of the Company’s rights in such buildings that inure to the Company as a result of the Company’s financing receivables are sufficient to satisfy the requirements of the Real Property Regulations described above. In this regard, it should be noted that the Real Property Regulations do not define what is required for an obligation secured by a lien on a structural component to also be secured by a real property interest in the building served by such structural component. However, the initial proposed version of the Real Property Regulations, which never became effective, included a requirement that the interest in the real property held by a REIT be “equivalent” to the interest in a structural component held by the REIT in order for the structural component to be treated as a real estate asset. This requirement was ultimately not included in the final Real Property Regulations, in part in response to comments that such requirement may negatively affect investment in energy efficient and renewable energy assets. We believe the deletion of this requirement implies that under the final Real Property Regulations, the Company’s rights in the

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building need not be equivalent to the Company’s rights in the structural components serving the building. Furthermore, real property law is typically relegated to the states and the specific rights available to any lien or mortgage holder, including the Company’s rights as a fixture lien holder described above, may vary between jurisdictions as a result of a range of factors, including the specific local real property law requirements and judicial and regulatory interpretations of such laws, and the competing rights of mortgage and other lenders. While a number of cases have addressed the rights of fixture lien holders generally, there are limited judicial interpretations in only a few jurisdictions that directly address the rights and remedies available to a fixture lien holder in the real property in which the fixtures have been installed. Such rights have been addressed in some cases which support our conclusion and, in factual circumstances distinguishable from the Company’s own, in some cases where the courts have found these rights to be more limited. The resolution of these issues in many jurisdictions therefore remains uncertain. As a result of the foregoing, no assurance can be given that the IRS will not challenge our conclusion that the Company’s financing receivables meet the requirements of the Real Property Regulations or that, if challenged, such position would be sustained, in which case the Company would be required to pay a significant penalty tax or would fail to qualify as a REIT.

Prior to the issuance of the Real Property Regulations, the IRS issued to the Company the Ruling, which, based on the representations and assumptions contained therein, held that the Company’s financing receivables qualify as real estate assets and the income from such financing receivables qualify as income from mortgages on real property for purposes of the REIT requirements. The preamble to the Real Property Regulations provides that, to the extent a private letter ruling issued prior to the issuance of the Real Property Regulations is inconsistent with the Real Property Regulations, the private letter ruling is revoked prospectively from the applicability date of the Real Property Regulations. We do not believe that the Ruling is inconsistent with the Real Property Regulations because we believe the analysis in the Ruling was based on similar principles as the relevant portions of the Real Property Regulations, and accordingly we do not believe that the Real Property Regulations impact the Company’s ability to rely on the Ruling. However, no assurance can be given that the IRS could not successfully assert that the Company is not permitted to rely on the Ruling because the Ruling has been revoked by the Real Property Regulations.

The opinions set forth above represent our conclusions based upon the documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein. Moreover, the Company’s qualification as a REIT depends upon the ability of the Company to meet for each taxable year, through actual annual operating results, requirements under the Code regarding gross income, assets, distributions and diversity of stock ownership. We have not undertaken to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations for any single taxable year will satisfy the tests necessary to qualify as or be taxed as a REIT under the Code. In addition, the opinion set forth above does not foreclose the possibility that the Company may have to pay an excise or penalty tax, which could be significant in amount, in order to maintain its REIT qualification. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Certificate of Representations.

The opinions set forth in this letter are: (i) limited to those matters expressly covered and no opinion is expressed in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of the Company. We hereby consent to the filing of this opinion letter with the SEC as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ Clifford Chance US LLP

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